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                           December 4, 2020

       Robert Davidson
       Chief Executive Officer
       Cure Pharmaceutical Holding Corp.
       1620 Beacon Place
       Oxnard, CA 93033

                                                        Re: Cure Pharmaceutical
Holding Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed November 30,
2020
                                                            File No. 333-251039

       Dear Mr. Davidson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason L.
Drory at 202-551-8342 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Jacqulyn Lewis, Esq.